Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

August 4, 2022

VIA EDGAR

Ms. Melissa McDonough
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

        Re:    Global X Funds
            File No. 811-22209

Dear Ms. McDonough:

This letter responds to the April 7, 2022 and May 16, 2022 telephonic comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) on the Global X Funds’ (the “Registrant”) Form N-CSR for the fiscal year ended November 30, 2021 (accession Nos. 0001135428-22-000022 and 0001135428-22-000023) related to the Registrant’s various series (the “Funds”), as supplemented with subsequent conversations with the Staff. We have restated each of the Staff’s comments as we understand them below, with the Registrant’s response immediately following.
1.Comment: With respect to the Global X Thematic Growth ETF (the “GX Thematic Growth ETF”), please revise the disclosure in the GX Thematic Growth ETF’s prospectus regarding acquired fund fees and expenses (“AFFE”) as it relates to its investment in other investment companies in accordance with Form N-1A, Item 3, Instruction 3.(f)(i).
Response: Global X Management Company LLC (the “Adviser”) charges each of the Global X sponsored ETFs a unitary fee, out of which the Adviser pays all of the ordinary operating expenses of the ETF in accordance with the agreement’s terms. Pursuant to the GX Thematic Growth ETF’s Supervision and Administration Agreement (filed as exhibit (h)(56) to the fund’s most recent post-effective amendment), the Adviser has agreed to bear not only all ordinary operating expenses, but also all of the AFFE associated with the fund’s investment in affiliated investment companies. Because the GX Thematic Growth ETF only invests in affiliated ETFs, the Adviser has full transparency and a full understanding of the precise amount of daily AFFE attributable to each of the underlying acquired funds. As a result, the Adviser knows the exact amount of AFFE accrued on a daily basis, and in light of the contractual arrangement in place with the Adviser, the Fund accrues a net credit on a daily basis in an amount equal to the precise amount of AFFE attributable to the Fund’s investments. As a result, AFFE is fully offset every day, and the Fund never bears any AFFE because all daily AFFEs charged at the underlying fund level are fully offset by the accrual on a daily basis. For purposes of reporting the unitary fee in the fee table, AFFE is treated like other operating expenses that the Adviser has agreed to bear on behalf of the Fund and therefore the Registrant believes that it is not required to disclose a separate line item in the fee table attributable to AFFE. The Registrant believes this presentation is consistent with the spirit of General Instruction 1.(c) to Form N-1A.
2.Comment: With respect to the GX Thematic Growth ETF, please consider including a footnote in the financial highlights to the fund’s annual shareholder report stating that the expense ratio presented does not include AFFE. See Item 13 of Form N-1A.
Response: Please see the response to Comment #1 above. The Registrant will incorporate such footnote on a going-forward basis.
3.Comment: The Staff notes that each of the Global X AgTech & Food Innovation ETF, the Global X Data Center REITs & Digital Infrastructure ETF and the Global X Wind Energy ETF had significant cash overdraft balances for the fiscal period ended November 30, 2021. Please supplementally inform the Staff of the reason for such cash overdraft balances. In addition, please consider disclosing the cause of these cash overdraft balances in the future for purposes of Form N-CSR.
Response: As of the fiscal year end for each of the Global X AgTech & Food Innovation ETF, the Global X Data Center REITs & Digital Infrastructure ETF and the Global X Wind Energy ETF, the underlying indices tracked by the funds had a greater than 50% allocation to underlying index constituents with weights greater than 5%. The funds incurred a short-term cash overdraft balance in order to invest in treasury securities, as reflected in each fund’s Schedule of Investments. Such investment in treasury securities resulted in each fund meeting quarter-end asset diversification requirements for regulated investment companies, while also ensuring that the performance of the fund continues to correspond to the performance of the applicable underlying index. The Registrant is not aware of any accounting guidance providing for further description of such overdraft balance. The Registrant notes that any fees associated with such cash overdraft balances during the period in question are included in the funds’ expenses, which fees are minimal given the very limited duration of such cash overdraft balance during each fund’s fiscal year.
4.Comment: Please confirm that funds investing in other investment companies have disclosed distributions of realized gains by these other investment companies, if any, separately in accordance with Regulation S-X 6.07(7)(b).
Response: The GX Thematic Growth ETF did not have distributions of realized gains to be disclosed. The Global X Alternative Income ETF did have immaterial distributions of realized gains from other investment companies, which were not disclosed separately. The Registrant will separately disclose the realized gain distributions of other investment companies on a going-forward basis if significant.
5.Comment: With respect to the GX Thematic Growth ETF, the Staff questions whether inclusion of negative expenses is an appropriate presentation under GAAP. As the Staff looked at this issue, in its view, payments should be included in the portion of the financial statements that most closely relates to the line item. The statement of operations do not include AFFE. Consider an evaluation as to whether the payments are more closely associated with other areas of the financial statements.

Response: In evaluating the portion of the financial statements that most closely relate to the AFFE expenses borne by the Adviser, the Registrant believes that, to date, such covered AFFE expenses should be considered to most closely relate to the ordinary expenses line item associated with the Fund management fee. Although, under GAAP, AFFE is not included in the statement of operations, N-1A requirements related to disclosure of AFFE appear to indicate a historical Commission-level view that

AFFE are closely tied to disclosure of Fund expenses, and investors are therefore encouraged by such disclosure requirements to view AFFE as an expense item comparable to management fees in connection with their investment in a Fund. As a result, showing negative net expenses and a negative net expense ratio may actually give the reader a clearer overall picture of the net “fee” the investor is paying at the Fund level itself, since the investor is encouraged to view total fees as a combination of Fund fees and indirect fees. The Registrant is not aware of any specific accounting guidance that dispositively addresses the accounting treatment for such an arrangement and believes that this view is consistent with one possible approach for such an arrangement articulated in the May 20, 2014 AICPA Expert Panel meeting minutes. While the Registrant continues to believe that traditional waivers of management fees are best characterized as relating to and offsetting the ordinary expense of the management fee, in response to the Staff’s comment and other Staff guidance based on the Registrant’s understanding of certain industry-wide discussions on this topic, the Registrant has considered as an alternative, whether such future credits can also be considered closely associated with other areas of the financial statements, including closely related to realized and unrealized gain/loss on investments. As such, the Registrant confirms that, pending finalization of certain AICPA Expert Panel meeting minutes and as discussed in more detail with the Staff, it will prospectively reflect such credits related to AFFE for the Global X Thematic Growth ETF and other Funds for which the Adviser bears AFFE pursuant to the Supervision and Administration Agreement, as being closely related to realized and unrealized gain/loss on investments consistent with its current understanding of recent Staff guidance relayed to industry participants.
6.Comment: Please specify how any payment made from the Adviser to the Fund in connection with the AFFE is categorized for tax purposes.

Response: Based on the facts and circumstances, the credit owed to the Fund from the Adviser was categorized for the 2021 fiscal year as ordinary income for tax purposes, which income was partially offset by the ordinary expense of the management fee. In evaluating the facts and circumstances related to such characterization, the Registrant considered the intent of such credit, the economic impact of such credit and the end presentation of such credit. The intention of such credit is to avoid “double counting” of expenses associated with the indirect expenses realized through AFFE, particularly when coupled with the direct expenses of the Fund, suggesting that the credit may best be characterized as relating to expenses. Similarly, the economic effect of such credit is to reduce the aggregate fees realized by an investor. Although such fees may include indirect fees not directly associated with the statement of operations, such as AFFE, at least a portion of such fees (namely, the management fees) are directly included in the statement of operations. Finally, including such credit in the presentation of net expenses is consistent with how investors are encouraged to view fees and expense ratios based on existing disclosure requirements related to presentation of fees in fund prospectuses.

7.Comment: With respect to the GX Thematic Growth ETF, please inform the Staff why the Registrant did not believe that it would be appropriate to incorporate such cashflow as either investment income and/or realized gain on investment, nor as a capital contribution.” Please expand on why the Registrant did not believe this was appropriate.

Response: Consistent with the views articulated by most participants in the May 20, 2014 AICPA Expert Panel meeting minutes, the Registrant did not believe that recognizing such cashflow as a capital contribution would be appropriate, as such presentation would be inconsistent with how other payments from an advisor are recorded and also because such payments are not associated with an equity investment in the Fund by the Adviser. Presenting the credit as investment income and/or realized gain on an investment was also viewed as less preferable because credits with an economic effect of reducing aggregate fees realized by an investor are not typically viewed as reflective of investment performance by an underlying investment. However, the Registrant will reevaluate this determination on a go-forward basis based on the outcome of continuing discussions on this topic as to whether, for a Fund for which a credit may accrue because the Adviser is directly responsible for bearing AFFE, such credit related to AFFE may alternatively be presented in the future as corresponding to realized and unrealized gain/loss on investments, as such credit may be considered to relate to the performance of the underlying investments themselves, after “backing out” the negative performance associated with expenses that are the obligation of the Adviser.

8.Comment: With respect to the GX Thematic Growth ETF, the Registrant takes the position that the arrangement is clearly disclosed in the footnotes, and that the financial highlights disclose the expense ratio both giving effect to and removing effect of such cashflow. The Staff does not necessarily agree with this view, and requests that the GX Thematic Growth ETF expand the disclosure to provide greater detail regarding (a) the arrangement with respect to AFFE; (b) payment frequency of the payments by the Adviser into the fund; and (c) expanding the discussion on the relationship of the Adviser to the Fund and its payment obligations.

Response: The Registrant confirms that it will expand the disclosure to provide greater detail regarding (a) the arrangement with respect to AFFE; (b) payment frequency of the payments by the Adviser into the fund; and (c) expanding the discussion on the relationship of the Adviser to the fund and its payment obligations.

9.Comment: With respect to each of the Global X Alternative Income ETF and the Global X MLP & Energy Infrastructure ETF, the Staff notes that both funds had investments in MLPs on their respective Statement of Operations. Please describe whether the MLPs owned by each of these funds had distributions and if so, where such distributions are captured on the Statement of Operations.
Response: The Global X Alternative Income ETF and the Global X MLP & Energy Infrastructure ETF did have MLP distributions, included in Dividend Income on the Statement of Operations, which were not broken out since they were under 5% of income. The majority of the distributions are also treated as return of capital, and thus, reflected in the Change in Unrealized Appreciation (Depreciation) on the Statement of Operations.

10.Comment: The Staff notes that for the Global X Cybersecurity ETF, there were waivers applied prior to the termination of the expense limitation agreement in place at the time. Please describe if these waivers are subject to recoupment and if so, the terms of such recoupment.
Response: The Registrant confirms that these waivers are not subject to recoupment by the Adviser. The Registrant will incorporate such confirmation on a going-forward basis.
11.Comment: With respect to the Global X Cannabis ETF, the Staff notes that for purposes of fair value measurements, the fund had investments classified within Level 3; however, there is no reason discussed for such transfer pursuant to Accounting Standards Codification 10-50-2c.3.
Response: The Registrant will provide the reason for the transfer of Level 3 investments on a going-forward basis.
12.Comment: With respect to the Global X Education ETF, Form N-CEN indicated that a NAV error had occurred. Please describe the nature of the error and any amounts reimbursed, if applicable.
Response: On July 6, 2021, an incorrect price was incorporated for a single security held by the Fund. As a result, the NAV of the Fund was understated by $0.01 per share on July 6, 2021. There were no purchases or redemptions by Authorized Participants on this day and therefore there was no loss to the Fund or Fund investors, and no amount otherwise requiring reimbursement.
13. Comment: With respect to Item 4(c) of Form N-CSR, please include a sufficient description of the nature of the services comprising the tax fees disclosed.
Response: The Registrant will provide the description required by Item 4(c) of Form N-CSR on a going-forward basis.

Please do not hesitate to contact me at (646) 716-3239 if you have any further questions.
                        Respectfully submitted,

                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.

cc: Eric S. Purple, Esquire